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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Wilshire State Bank

(Name of Issuer)

Common Stock

(Title of Class of Securities)

97200A101

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ x ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Pine Capital Management, Incorporated 94-3146402

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 2,100
7. Sole Dispositive Power 0
8. Shared Dispositive Power 226,670

9. Aggregate Amount Beneficially Owned by Each Reporting Person 226,670

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 7.97%

12. Type of Reporting Person (See Instructions)

IA

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Hoefer & Arnett, Inc. 94-2831518

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 0
6. Shared Voting Power 0
7. Sole Dispositive Power 0
8. Shared Dispositive Power 29,540

9. Aggregate Amount Beneficially Owned by Each Reporting Person 29,540

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 1.04%

12. Type of Reporting Person (See Instructions)

BD

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Philip Economopoulos

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 10,000
6. Shared Voting Power 2,100
7. Sole Dispositive Power 10,000
8. Shared Dispositive Power 256,210

9. Aggregate Amount Beneficially Owned by Each Reporting Person 266,210

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 9.37%

12. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Bob L. Arnett

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power _____
6. Shared Voting Power 2,100
7. Sole Dispositive Power _____
8. Shared Dispositive Power 256,210

9. Aggregate Amount Beneficially Owned by Each Reporting Person 256,210

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 9.02%

12. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Kevin Daly

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power _____
6. Shared Voting Power 2,100
7. Sole Dispositive Power _____
8. Shared Dispositive Power 256,210

9. Aggregate Amount Beneficially Owned by Each Reporting Person 256,210

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 9.02%

12. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Steve Didion

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 3,018
6. Shared Voting Power 0
7. Sole Dispositive Power 3,018
8. Shared Dispositive Power 29,540

9. Aggregate Amount Beneficially Owned by Each Reporting Person 32,558

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (11) 1.15%

12. Type of Reporting Person (See Instructions)

IN

Item 1.

(a) Name of Issuer

Wilshire State Bank
(the "Issuer")

(b) Address of Issuer's Principal Executive Offices

3200 Wilshire Boulevard, Los Angeles, California 90010

Item 2.

(a) The names of the persons filing this statement are:
Pine Capital Management, Incorporated ("Pine"), Hoefer & Arnett, Inc. ("Hoefer & Arnett"), Philip Economopoulos, Bob L. Arnett, Kevin Daly and Steve Didion (collectively, the "Filers").

(b) The principal business office of the Filers is located at:
353 Sacramento Street, 10th Floor, San Francisco, California 94111

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 97200A101

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ x ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o). One of the Filers, Hoefer & Arnett, is a broker-dealer.

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ x ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E). One of the Filers, Pine, is an investment adviser.

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The Stock is held for the accounts for clients of Pine, a registered investment adviser, and Hoefer & Arnett, a registered broker-dealer. Pine holds the Stock in a fiduciary capacity and Hoefer & Arnett holds the Stock pursuant to discretionary authority. Clients of Pine and Hoefer & Arnett have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Stock. No client is known to have such right or power with respect to more than five percent of the outstanding Stock. Hoefer & Arnett does not have the power to vote, or to direct the voting of, the Stock held by it in its capacity as broker. Pine and Hoefer & Arnett are "affiliates" within the meaning of 17 C.R.R. Section 240.12b-2. Mr. Economopoulos, Mr. Arnett and Mr. Daly are the controlling owners of Pine and Hoefer & Arnett. Mr. Didion is a control person of Hoefer & Arnett.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Pine , Hoefer & Arnett, Mr. Economopoulos, Mr. Arnett, Mr. Daly and Mr. Didion constitute a group as defined in Rule 13d-5(b)(1).

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2002

PINE CAPITAL MANAGEMENT, INCORPORATED By: Bob L. Arnett President	HOEFER & ARNETT, INC. By: Steve Didion President
Philip Economopoulos	Bob L. Arnett
Kevin Daly	Steve Didion